nVent Electric plc

nVent Finance S.à r.l.

c/o nVent Management Company

1665 Utica Avenue, Suite 700

St. Louis Park, Minnesota 55416

(763) 204-7700

August 24, 2018

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             nVent Electric plc and nVent Finance S.à r.l. — Registration Statement on Form S-4

Ladies and Gentlemen:

Reference is hereby made to the Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) by nVent Finance S.à r.l., a Luxembourg private limited liability company (société à responsabilité limitée) (the “Company”) and nVent Electric plc, an Irish public limited company (the “Guarantor”).  The Registration Statement relates to the Company’s offer to exchange (the “Exchange Offer”) all outstanding unregistered 3.950% Senior Notes due 2023 and all outstanding unregistered 4.550% Senior Notes due 2028 (collectively, the “Original Notes”) issued by the Company on March 26, 2018, for new, registered 3.950% Senior Notes due 2023 and 4.550% Senior Notes due 2028 (collectively, the “New Notes”), respectively.  The New Notes will be fully and unconditionally guaranteed by the Guarantor, and the Guarantor has also fully and unconditionally guaranteed the Original Notes.  The Company and the Guarantor are registering the Exchange Offer in reliance on the position of the Staff of the Division of Corporation Finance of the Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) and Morgan Stanley and Co., Inc. (available June 5, 1991) as interpreted in the Staff’s letter to Shearman & Sterling (available July 2, 1993).

The Company and the Guarantor represent that neither the Company nor the Guarantor has entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and that, to the best of the Company’s and the Guarantor’s information and belief, each person participating in the Exchange Offer is acquiring the New Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the New Notes received in the Exchange Offer.  In this regard, the Company and the Guarantor will make each person participating in the Exchange Offer aware (through the Prospectus which is a part of the Registration Statement) that any

Division of Corporation Finance

Securities and Exchange Commission

person who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the New Notes may not rely on the position of the Staff enunciated in Exxon Capital Holdings Corporation and Morgan Stanley and Co., Inc. or similar no-action letters, but rather must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 as amended (the “Securities Act”), in connection with a resale transaction.  The Company and the Guarantor acknowledge that any such resale transaction should be covered by an effective registration statement containing the selling security holder’s information required by Item 507 or 508, as applicable, of Regulation S-K of the Securities Act.

The Company and the Guarantor further represent that no broker-dealer has entered into any arrangement or understanding with the Company or the Guarantor or any of their affiliates to distribute the New Notes.  The Company and the Guarantor will make each person participating in the Exchange Offer aware (through the Prospectus which is a part of the Registration Statement) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act.  The Company and the Guarantor will include in the letter of transmittal to be executed by an exchange offeree in order to participate in the Exchange Offer (a copy of which has been filed as Exhibit 99.1 to the Registration Statement) a provision to the effect that if the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, then the broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Original Notes pursuant to the Exchange Offer.

[Signature Page Follows]

Very truly yours,

NVENT ELECTRIC PLC

By:	/s/ Jon D. Lammers
Jon D. Lammers
Executive Vice President, General Counsel and Secretary

NVENT FINANCE S.À R.L.

By:	/s/ Randolph A. Wacker
Randolph A. Wacker
Manager